Exhibit 21.1

EMPLOYERS HOLDINGS, INC.
SUBSIDIARIES AS OF DECEMBER 31, 2007

Name	Jurisdiction of Organization
Employers Group, Inc.	Nevada
Employers Insurance Company of Nevada	Nevada
Employers Occupational Health, Inc.	Nevada
Elite Insurance Services, Inc.	Nevada
Employers Compensation Insurance Company	California
Sapphire Acquisition Corp.	Delaware